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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer: Accumed International, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  004383105

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

 Mr. Peter J. Cobos c/o Kingdon Capital Management Corporation,
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                         August 19, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 004383105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management Corporation  #13-3158796

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         230,000

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         230,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         230,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         1.02%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Kingdon Capital Management Corporation ("KCMC") in the shares of common stock, par value $.01 per share (the "Common Stock") of Accumed International, Inc. ("ACMI") has decreased from 5.21% to 1.02% of the outstanding shares of Common Stock.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 230,000 shares of Common Stock. All 230,000 shares of Common Stock are held by entities and managed accounts over which KCMC has investment discretion. The funds for the purchase of the Common Stock held in the entities and managed accounts over which KCMC has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 230,000 shares of Common Stock. Based on ACMI's most recent filing on Form 10-Q, as of August 5, 1997 there were 22,519,236 shares of Common Stock outstanding. Therefore, KCMC is deemed to beneficially own 1.02% of the outstanding shares of Common Stock. KCMC has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own. KCMC ceased to be the beneficial


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         owner of more than 5% of the outstanding Common Stock of
         ACMI on August 11, 1997.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock that have been effected by KCMC since 60 days prior to August 19, 1997 through the date of this filing..

         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Date

October 24, 1997

Kingdon Capital Management Corporation


By: /s/ Peter J. Cobos

    __________________________
    Peter J. Cobos, Controller





















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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                   Shares of
                   Common Stock        Price Per Share
Date               Purchased           (Not Including Commission)
____               _______________     __________________________

07/22/97               4,000                $3.06
07/23/97               1,000                 3.06
08/11/97            (200,000)                2.56
08/15/97               5,000                 2.54
08/19/97              13,300                 3.39
08/19/97             (42,000)                3.88
08/19/97             (17,800)                3.83
08/19/97               1,900                 3.60
08/19/97              27,600                 3.39
08/19/97            (348,800)                3.87
08/19/97               2,200                 3.39
08/19/97             (12,000)                3.89
08/19/97              (9,500)                3.85
09/15/97             (38,700)                2.87
09/16/97             (25,000)                2.56
09/17/97             (85,000)                2.58
09/18/97             (59,000)                2.83
09/19/97             (33,500)                2.71
09/22/97             (45,000)                3.00
09/23/97             (10,000)                3.00
10/20/97             (42,500)                2.44























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